SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 14, 2006

Commission File Number 1-14642

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]   Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes [  ]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)     The Press Release issued on March 14, 2006

Amsterdam • 14 March 2006

Piet Klaver nominated as member of the Supervisory Board of ING Group

ING Group will propose to the 2006 Annual General Meeting of Shareholders (AGM) the appointment of Piet Klaver (1945, Dutch) as of 25 April 2006, as member of the Supervisory Board of ING Group. The AGM will be held on Tuesday, 25 April 2006.

At the AGM, Cor Herkströter (Chairman) and Karel Vuursteen will be proposed for reappointment to the Supervisory Board. Aad Jacobs and Paul Baron de Meester will retire from the Supervisory Board as of the AGM on 25 April 2006.

“Piet Klaver is currently Chairman of the Executive Board of SHV Holdings. SHV activities involve among others trade and distribution of liquefied petroleum gas (SHV Gas), trade in food and non-food consumer articles (Makro) and provision of private equity (NPM Capital). The proposed appointment of Piet Klaver is based on his international experience as CEO of a multinational and his knowledge of international business.

Approval from the Dutch Central Bank for this proposed appointment is required.

Michel Tilmant, Chairman of the Executive Board of ING Group: “At the 2006 Shareholder’s Meeting, Aad Jacobs and Paul Baron de Meester, will retire from the Supervisory Board. Both of them were of great value during their eight years on the Supervisory Board, for which ING and I personally are very grateful”.

Additional information on the composition of the Supervisory Board of ING Group is included in ING’s Annual Report that was published today on www.ing.com

Press enquiries: ING Group Peter Jong, +31 20 541 5457, peter.jong@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in over 50 countries. With a diverse workforce of about 115,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By: /s/H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance

By: /s/C. Blokbergen
C. Blokbergen Corporate Legal, Compliance & Security Department Head Legal Department

Dated: March 14, 2006